Exhibit 21.1
List of GreenHunter Energy, Inc. Subsidiaries
1.	GreenHunter BioFuels, Inc., a Texas corporation

2.	GreenHunter Renewable Power, LLC, a Delaware limited liability corporation

3.	GreenHunter Wind Energy, LLC, a Wyoming limited liability corporation

4.	GreenHunter Mesquite Lake, LLC, a Delaware limited liability corporation